UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of February 2024

Commission File Number: 001-11444

MAGNA INTERNATIONAL INC.

(Exact Name of Registrant as specified in its Charter)

337 Magna Drive, Aurora, Ontario, CANADA  L4G 7K1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐      Form 40-F ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGNA INTERNATIONAL INC.
(Registrant)

Date: February 9, 2024	By:	/s/ "Bassem Shakeel"
Bassem A. Shakeel,
Vice-President, Associate General Counsel and Corporate Secretary

EXHIBITS

Exhibit 99.1	Press release issued February 9, 2024, in which the Registrant announced its unaudited consolidated financial results for the three months and year ended December 31, 2023, declared an increased fourth quarter dividend, and also announced its 2024 Outlook

Exhibit 99.2	Q4 2023 Financial Review

Exhibit 99.3	Q4 & Full Year 2023 Results and 2024 Outlook Conference Call Presentation slides (February 9, 2024)